VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds File Nos. 33-11387 and 811-4984 Post Effective Amendment 72
Dear Sir or Madam:
     Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the regulations thereunder, transmitted herewith on behalf of the American Beacon Funds (the “Trust”) is Post-Effective Amendment No. 72 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.
     The primary purpose of this filing is to register with the Securities and Exchange Commission (“SEC”) the PlanAhead class of the Intermediate Bond Fund and the Treasury Inflation Protected Securities Fund, both a series of the Trust (the “Funds”).
     The Funds have substantially conformed the prospectus and statement of additional information (“SAI”) in the Amendment to the PlanAhead and Institutional class prospectuses and the combined SAI contained in Post-Effective Amendment No. 70 to the Trust’s Registration Statement (“PEA No. 70”) as filed with the SEC on February 29, 2008, SEC Accession No. 0000950134-08-003873. Accordingly, we request that the SEC staff use the limited review procedures of Securities Act Release No. 6510 (Feb. 15, 1984).
     Prospectus. There are no material differences from the prospectus filed in the Amendment as compared to the disclosure regarding the Funds’ investment objectives, investment strategies and risks sections of the Institutional class prospectus and to the disclosures regarding the remainder of the prospectus as compared to the disclosures in the PlanAhead class prospectus, filed in PEA No. 70, except for: (1) the “Historical Performance” section; (2) the “Fees and Expenses” and “Example” sections; and (3) the “Financial Highlights” section.
     Statement of Additional Information. There are no material differences from the SAI filed in the Amendment as compared to the combined SAI filed in PEA 70.

Securities and Exchange Commission
December 31, 2008

     If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9187.
Sincerely,
/s/ Francine Rosenberger
Francine J. Rosenberger

cc:	Rosemary Behan Connie Melton American Beacon Advisors, Inc.